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                                                                          [LOGO]
                                   AROC INC.
                             4200 East Skelly Drive
                             Tulsa, Oklahoma  74135



                                  May 15, 2001

Dear foreign stockholders:

     The discussion below amends and supplements the tax discussion contained on pages 14 through 16 of the Offer to Purchase, dated May 14, 2001 which is included in this package of documents.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO CERTAIN FOREIGN STOCKHOLDERS.

     An AROC stockholder who is a nonresident alien individual, a foreign trust or estate, or a foreign corporation that does not hold his, her or its shares in connection with a trade or business conducted in the United States (a "Foreign Stockholder") are advised to review the tax discussion contained in the Offer to Purchase.

     A sale of AROC common stock by a tendering Foreign Stockholder will be treated either as a sale or a dividend for U.S. federal income tax purposes under section 302 of the U.S. Internal Revenue Code as discussed on page 15 of the Offer to Purchase. If the sale by a tendering Foreign Stockholder is treated as a sale for U.S. federal income tax purposes, any capital gain realized by the Foreign Stockholder on the sale will not be subject to U.S. federal income tax, unless the Foreign Stockholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist. Such persons are advised to consult their own tax advisor. Special rules may apply in the case of Foreign Stockholders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that are "controlled foreign corporations," "foreign personal holding companies," corporations that accumulate earnings to avoid U.S. federal income tax and certain foreign charitable organizations. Such persons are advised to consult their own tax advisor. If the sale by a tendering Foreign Stockholder is treated as a dividend for U.S. federal income tax purposes, the Foreign Stockholder will be subject to U.S. withholding tax on the payment received (without any offset for the Foreign Stockholder's tax basis in the tendered shares) at the rate of 30% (unless a reduced rate applies under an applicable tax treaty or statute).

     To avoid the imposition of backup withholding, an individual Foreign Stockholder should submit to the Depositary a duly completed Form W-8, also included in this package, signed under penalty of perjury, stating that the Foreign Stockholder (1) is neither a citizen nor a resident of the United States, (2) has not been and reasonably does not expect to be present in the United States for a period aggregating 183 days or more during the calendar year, and (3) reasonably expects not to be engaged in a trade or
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business within the United States to which the gain on the sale of the AROC common stock would be effectively connected. Backup withholding is not an additional tax, and any amounts withheld may be credited against a Foreign Stockholder's U.S. federal income tax liability.

     The tax discussion above is included for general information only and is based on the U.S. federal income tax law now in effect, which is subject to change, possibly retroactively. No information is provided herein regarding any foreign tax consequences to a tendering Foreign Stockholder. FOREIGN STOCKHOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISOR REGARDING ANY FOREIGN TAX CONSEQUENCES UPON A TENDER OF AROC COMMON STOCK.

                                         Sincerely,


                                         John A. Keenan
                                         Chairman, President and
                                         Chief Executive Officer